Exhibit 16

Chisholm, Bierwolf, Nilson & Morrill, LLC

533 West 2600 South, Suite 25
Bountiful
Utah 84010
Phone: (801) 292-8756
Fax: (801) 292-8809

September 2, 2010

Office of the Chief

Securities & Exchange Commission

Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Providence Resources, Inc. On September 2, 2010, we were dismissed as the independent registered public accounting firm of Providence Resources, Inc. We have read Providence Resources, Inc.’s statements included under Item 4.01 of its Form 8-K dated September 8, 2010, and we agree with such statements, except that we are not in a position to agree or disagree with Providence Resources, Inc.’s statements related to the engagement of BehlerMick PS as the independent registered public accounting firm.

Sincerely,

/s/ Chisholm, Bierwolf, Nilson & Morrill, LLC

Chisholm, Bierwolf, Nilson & Morrill, LLC

Bountiful, Utah